Exhibit 16.1

COMMON STOCK PURCHASE AGREEMENT

This Common Stock Purchase Agreement (“Agreement”) is made and entered into this __________ day of July 2022 by and between MJH RESEARCH INC (the “Company”), A Florida entity and SUNSTATE FUTURES LLC (the “Seller”), a Florida limited liability company and MJ HOLDINGS, INC a Nevada domestic corporation (hereinafter referred to as “Buyer”).

WITNESSETH:

WHEREAS, the Seller is the beneficial and record owner of 100,000 (one hundred thousand) shares of common stock (hereinafter, the “Common Stock”) of the Company; and

WHEREAS, Seller desires to sell, and Buyer desires to purchase 100% (One Hundred Percent) of Seller’s Common Stock, which represents 100% (One Hundred Percent) of all outstanding Common Stock of the Company, on the terms and subject to the conditions set forth in this Agreement, and in accordance with the Company’s Articles of Incorporation, Bylaws and Operating Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and the sale of the Common Stock, it is hereby agreed as follows:

1. Purchase of Common Stock

(a) In accordance with the terms and conditions of this Agreement, and expressly subject to the conditions set forth in Section 2 below, the parties hereby agree that upon Closing (as defined below) Seller shall convey, transfer, assign and deliver to Buyer, and Buyer shall acquire and accept 100% (One Hundred Percent) of Seller’s Common Stock upon payment by Buyer of the following purchase price (“Purchase Price”):

Seven Million (7,000,000) shares of common stock of MJ Holdings, Inc.

(b) Seller and Buyer agree that no consideration (including any down payment or earnest deposit) will be paid by Buyer to Seller until the Seller provides Buyer a fully executed Special Meeting Minutes and a certificated copy of Exhibit “A” of the Company’s shareholder list representing the Common Stock held by the new shareholder(s). Upon receipt of the Special Meeting Minutes and Exhibit “A”, the Buyer will instruct its Transfer Agent to issue the Seller, or its designee, 7,000,000 shares of its common stock within five (5) days and no later.

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(c) Seller and Buyer agree that all assets, and all items associated therewith, of the Company shall be included and remain with the Company subsequent to the transfer of the Seller’s ownership of the Common Stock.

2. Conditions to Closing

(a) Mutual Conditions to Closing. The obligations of Seller and Buyer under this Agreement are subject to fulfillment prior to or at the time of Closing (as defined in Section 3 below) of the following conditions, which cannot be waived by either party:

(i) Buyer and Seller have complied in all respects with the Company’s Articles of Incorporation, Bylaws and Operating Agreement and shall have received approval from the Company for the sale of the Common Stock as set forth in this Agreement;

(ii) Buyer and Seller shall have accurately and fully completed all documentation required by the Company to complete the sale of the Common Stock hereunder;

(iii) No claim, suit, action, or other proceeding shall be pending before any court or governmental body to restrain or prohibit the consummation of the transaction hereunder; and

(iv) There are no lawsuits, claims or demands pending, and neither the Company nor the Seller are aware of any threatened lawsuits, claims or demands, that question the legality, validity, or enforceability of this Agreement.

(b) Seller’s Conditions to Closing. The obligations of Seller under this Agreement are subject to the fulfillment prior to or at the time of Closing of the following conditions:

(i) Each of the representations and warranties of Buyer contained in this Agreement shall be accurate as of the time of Closing, and Buyer shall have performed all covenants and agreements required to be performed by Buyer and shall not be in default under any of the provisions of this Agreement;

(ii) Buyer shall have paid Seller the Purchase Price in accordance with the terms and conditions of Section 1 above;

(iii) Seller shall have received all necessary approvals and consents required from third parties with respect to this transaction, including any approvals required under lending or other agreements applicable to Seller; and

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(iv) Seller shall have executed and delivered to Buyer, in writing, the Company’s approval of this Agreement and endorsed by the Seller, who holds 100% (One Hundred Percent) of the outstanding Common Stock, in form and substance reasonably satisfactory to the Company, and required by the Company’s Articles of Incorporation, Bylaws or Operating Agreement for Buyer to become a substituted shareholder.

(c) Buyer’s Conditions to Closing. The obligations of Buyer under this Agreement are subject to the fulfillment prior to or at the time of Closing of the following conditions:

(i) Each of the representations and warranties of Seller contained in this Agreement shall be accurate as of the time of Closing, and Seller shall have performed all covenants and agreements required to be performed by Seller and shall not be in default under any of the provisions of this Agreement;

(ii) On or before the Closing, Seller shall have executed and delivered to Buyer, in writing, the Company’s approval of this Agreement duly endorsed by a representative of the Company with authority to do so, or as otherwise determined by the Company and in form and substance reasonably satisfactory to the Company;

(iii) Buyer shall have received all necessary approvals and consents required from third parties with respect to this transaction, including any approvals required under lending or other agreements applicable to Buyer; and

(v) Buyer acknowledges and agrees to assume the full lease obligation associated with the Company and agrees to Indemnify Seller for any failure of Buyer to satisfy the conditions of said lease subsequent to closing.

3. Closing; Closing Date

(a) After all conditions to Closing (the “Closing”) set forth in Section 2 above have been met, and in accordance with Section 1 above, the consummation of the sale hereunder shall take place on or before the _____ day or July, 2022 at a place as may be mutually agreed upon by Buyer and Seller;

(b) At the Closing, upon receipt of the Purchase Price from Buyer, Seller shall deliver the fully executed Special Meeting Minutes, a certificated copy of Exhibit “A” of the Company’s shareholder list representing the Common Stock held by the new shareholder(s), in form and substance reasonably satisfactory to the Company and to the Buyer, and fully executed Resignations of the Company’s officers and directors immediately prior to the Closing; and

(c) Unless otherwise provided in written notice from the Company, the effective date of the transfer of title to the Common Stock purchased by Buyer hereunder shall be the day after subsections 3(a) and 3(b) have been met.

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4. Representations and Warranties

(a) Seller Representations and Warranties. Seller represents and warrants to Buyer as follows:

(i)	This Agreement is a valid and binding obligation of Seller, enforceable in accordance with its terms, and Seller has the power and authority to execute and deliver this Agreement and to consummate the sale of the Common Stock contemplated herein;

(ii)	Seller has good and marketable title to the Common Stock and will, at the Closing, transfer and convey good and marketable interest to the Buyer;

(iii)	Seller is the owner of all outstanding shares of Common Stock of the Company and there are no outstanding warrants, options or debentures convertible or exercisable into shares of Common Stock; and

(iv)	Subject to the receipt of the Company approval to enter into the Agreement:

(A) no authorization, approval or consent of any court governmental body is or will be necessary in order to make the execution and delivery of this Agreement or the consummation of the transaction contemplated herein legally enforceable against Seller; and

(B) neither the execution or delivery of this Agreement, nor the consummation of the transaction contemplated herein will violate any provision of any agreement or instrument to which Seller is a party.

(b) Buyer Representations and Warranties. Buyer represents and warrants to Seller as follows:

(i)	This Agreement is a valid and binding obligation of Buyer, enforceable in accordance with its terms, and Buyer has the power and authority to execute and deliver this Agreement and to consummate the purchase of the Common Stock contemplated herein;

(ii)	Buyer is eligible to become a shareholder of the Company, and Buyer’s purchase of the Common Stock hereunder will not violate any provision of the Buyer’s Articles of Incorporation, Bylaws or its Operating Agreement, if applicable; and

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(iii) Subject to the receipt of Company approval to enter into the Agreement:

(A) no authorization, approval or consent of any court governmental body is or will be necessary in order to make the execution and delivery of this Agreement or the consummation of the transaction contemplated herein legally enforceable against Buyer; and

(B) neither the execution or delivery of this Agreement, nor the consummation of the transaction contemplated herein will violate any provision of any agreement or instrument to which the Buyer is a party.

(c) The representations and warranties of Seller and Buyer herein shall survive Closing.

5. Tax Consequences

Each party agrees that neither Buyer nor Seller has made any warranty or representation regarding the tax consequences of the transaction contemplated by this Agreement.

6. General Provisions

(a) Entire Agreement. This Agreement (including the exhibits hereto and any written amendments hereof executed by the parties) constitutes the entire Agreement and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof;

(b) Assignment. This Agreement is assignable by Buyer unilaterally without Seller’s consent being required. This Agreement is not assignable by Seller and any assignment by Seller and obligations hereunder shall be null and void;

(c) Sections and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement;

(d) Indemnity by the Seller. Seller shall indemnify and hold harmless Buyer and its representatives and agents, from and against any and all losses, damages, fees, taxes, costs, settlements, judgments, expenses (including but not limited to reasonable attorney fees and costs), obligations and liabilities, whether or not involving a third-party claim (collectively, the “Liabilities”) or actions, investigations, inquiries, arbitrations, tax liabilities, claims or other governmental or administrative agency proceedings in respect thereof, including enforcement of this Agreement (collectively, the “Actions” and together with the Liabilities, the “Losses”), arising out of or based on (i) any inaccuracy in or any breach of any representation of Seller contained in this Agreement, or misrepresentations made hereunder, (ii) a material breach of any covenant or agreement of Seller in this Agreement or any related agreement, (iii) damage arising out of Seller’s action or inaction with regard to the Acquired Licenses, (iv) the Acquired Assets, which claim accrued prior to Closing, (v) any amount payable or allegedly payable to any party for brokerage commissions or fees for services rendered to Seller in connection with the Transactions, (vi) any failure of Seller to comply with any applicable code or requirement by any Nevada government entity/body, and (vii) other than those included in the Assumed Liabilities, any liability of Seller for any taxes;

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(e) Indemnity by the Buyer. Buyer shall indemnify Seller from and against any and all Losses to which Seller may become subject arising out of or based on (i) any inaccuracy in or any breach of any representation of Buyer contained in this Agreement, or misrepresentations made hereunder or (ii) a material breach of any covenant or agreement of Buyer in this Agreement or any related agreement. Without limiting the foregoing, Losses include, but are not limited to, all reasonable legal fees, court costs and other expenses incurred in connection with investigating, preparing, defending, paying, settling or compromising any suit in law or equity arising out of any breach of this Agreement;

(f) Third-Party Claims. Promptly after the assertion by any third party of any claim against any Indemnified Party (a “Third-Party Claim”) that, in the judgment of such Indemnified Party, may result in the incurrence of losses for which such Indemnified Party would be entitled to indemnification pursuant to this Agreement, such Indemnified Party shall deliver to the Indemnifying Party a written notice describing in reasonable detail such Third-Party Claim; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party will relieve the Indemnifying Party of any liability or obligations hereunder, except to the extent that the Indemnifying Party has been materially prejudiced thereby, and then only to such extent. The Indemnified Party shall have the right in its sole discretion to conduct the defense of any such Third-Party Claim; provided, however, that the Indemnifying Party will· not be required to indemnify any Indemnified Party for any settlement of any such Third-Party Claim effected without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If any such action or claim is settled with the prior written consent of the Indemnifying Party, or if there be a final judgment for the· plaintiff in any such action, the Indemnified Party shall be entitled to indemnification for the amount of any loss relating thereto;

(g) Indemnifying Party’s Defense: Settlement. In the event the Indemnified Party elects not to defend the Third-Party Claim, the Indemnifying Party may defend such claim at its sole cost and expense. In such event, the Indemnifying Party shall not have any right to settle, adjust or compromise or conduct the defense of any Third-Party Claim without the express written consent of the Indemnified Party against whom the Third-Party Claim has been asserted, which consent shall not be unreasonably withheld, conditioned or delayed; and

(h) Governing Law. This Agreement, and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with, the laws of the State of Nevada. The parties herein waive trial by jury and agree to the personal jurisdiction and venue of a court of subject matter jurisdiction located in Clark County, State of Nevada. In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party’s reasonable attorney’s fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled.

[SIGNATURES EXECUTING AGREEMENT

ON IMMEDIATE SUBSEQUENT PAGE]

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IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto on the date first above written.

THE COMPANY:	BUYER:

MJH RESEARCH INC	MJ HOLDINGS INC
A Florida Corporation	A Nevada Domestic Corporation
Document No. P22000023004	Entity # E0846722006-8

Jim Kelly	Roger Bloss
Its: Vice President	Its: Chief Executive Officer

SELLER:

SUNSTATE FUTURES LLC
A Florida Limited Liability Company
Document No. L16000185488

Jim Kelly
Its: Managing Member

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